Exhibit 99.27

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING PROVIDES UPDATE ON

SHARE AND WARRANT CONSOLIDATION

TO PURSUE A POTENTIAL U.S. LISTING

Post-consolidation Trading to Start October 25, 2021

TORONTO, ONTARIO, October 19, 2021 - Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”) is pleased to announce that the Company will start trading on a post-consolidated basis on October 25, 2021. The Company had previously announced its proposed consolidation (the “Consolidation”) of its issued and outstanding common shares (“Common Shares”), common share purchase warrants (“Warrants”) and special warrants (the “Special Warrants”) on September 17, 2021.

“The share consolidation is the latest step in proceeding with our U.S. listing strategy,” said Carbon Streaming CEO, Justin Cochrane. “We believe the potential U.S. listing will provide the Company with increased flexibility, enhanced liquidity and greater potential to achieve our ambitious growth plans.”

Consolidation Highlights:

●	The Consolidation will commence at the opening of trading on October 25, 2021.
●	The Company’s name and trading symbols will remain unchanged.
●	The Common Shares and listed Warrants will continue to trade on a post-Consolidation basis on the NEO Exchange Inc. (the “NEO Exchange”).

The board of directors of the Company previously determined in accordance with the constating documents of the Company that the Consolidation (reverse stock split) will be implemented on the basis of one postConsolidation Common Share for every five pre-Consolidation Common Shares (1-for-5). The Company will also consolidate all of its issued and outstanding Warrants and Special Warrants on the same basis in accordance with the terms of their governing indentures and certificates. The Company has determined that the Consolidation will take effect after the close of business on Friday, October 22, 2021.

The Company has received NEO Exchange acceptance of the Consolidation, and commencing at the opening of trading on October 25, 2021, the Common Shares and listed Warrants will trade on a postConsolidation basis on the NEO Exchange. The Company’s name and trading symbols will remain unchanged.

In accordance with the provisions of the Business Corporations Act (British Columbia), if, as a result of the Consolidation, a shareholder would otherwise be entitled to a fraction of a Common Share in respect of the total aggregate number of pre-Consolidation Common Shares held by such shareholder, no such fractional Common Share will be awarded. The aggregate number of Common Shares that such shareholder is entitled to will, if the fraction is less than one half of one share, be rounded down to the next closest whole number of Common Shares, and if the fraction is at least one half of one share, be rounded up to one whole Common Share. By way of example, if a shareholder held 999 pre-Consolidation Common Shares, the shareholder would hold 200 Common Shares on a post-Consolidation basis.

Summary of Consolidation

The following table summarizes the structure of the Common Shares, Warrants and the Special Warrants following completion of the Consolidation:

Securities	Pre-Consolidation Terms	Post-Consolidation Terms (effective October 22, 2021)
Common Shares (NEO: NETZ)	Common Shares in the capital of the Company.

Each holder of Common Shares shall receive one post-Consolidation Common Share for every five preConsolidation Common Shares held (1- for-5).

If a shareholder would otherwise be entitled to a fraction of a Common Share in respect of the total aggregate number of pre-Consolidation Common Shares held by such shareholder, no such fractional Common Share will be awarded. The aggregate number of Common Shares that such shareholder is entitled to will, if the fraction is less than one half of one share, be rounded down to the next closest whole number of Common Shares, and if the fraction is at least one half of one share, be rounded up to one whole Common Share.

Listed Warrants expiring on March 2, 2026 (NEO: NETZ.WT)	Each Listed Warrant exercisable to purchase one Common Share at an exercise price of Cdn$1.50 per share.

Each Listed Warrant exercisable to purchase one post-Consolidation Common Share at an exercise price of Cdn$7.50 per share.

All entitlements to fractional postConsolidation Listed Warrants will be rounded down to the next whole number of post-Consolidation Listed Warrants in accordance with the provisions of the warrant indenture dated March 2, 2021 between the Company and Odyssey Trust Company and no consideration will be paid in lieu of fractional Listed Warrants.

Unlisted Special Warrants issued July 19, 2021	Each Special Warrant is exercisable (or will be deemed to be exercised) to acquire one Common Share and one Warrant.

Each Special Warrant exercisable to acquire one post-Consolidation Common Share and Warrant.

All entitlements to fractional postConsolidation Special Warrants will be rounded down to the next whole number of post-Consolidation Special Warrants in accordance with the provisions of the special warrant indenture dated July 19, 2021 between the Company and Odyssey Trust Company and no consideration will be paid in lieu of fractional Special Warrants.

Unlisted Warrants expiring on September 19, 2026 *

* These Warrants are underlying the unexercised Special Warrants; the Company intends to list such Warrants on the NEO Exchange following deemed exercise of the Special Warrants

Each Warrant exercisable to purchase one Common Share at an exercise price of US$1.50 per share.

Each Warrant exercisable to purchase one post-Consolidation Common Share at an exercise price of US$7.50 per share.

All entitlements to fractional postConsolidation Warrants will be rounded down to the next whole number of postConsolidation Warrants in accordance with the provisions of the warrant indenture dated July 19, 2021 between the Company and Odyssey Trust Company and no consideration will be paid in lieu of fractional Warrants.

Unlisted Warrants represented by certificates (various expiry dates)	Each Warrant exercisable to purchase one Common Share at an exercise price of Cdn$0.125 - Cdn$0.75 per share.	Each Warrant exercisable to purchase one post-Consolidation Common Share at an exercise price of Cdn$0.625 - Cdn$3.75 per share.

Registered Shareholders - Action Required

Registered shareholders holding share certificates or direct registration statements will be mailed a letter of transmittal by the Company’s transfer agent, Odyssey Trust Company, advising of the Consolidation and instructing them to surrender their share certificates representing pre-Consolidation Common Shares for replacement certificates or a direct registration advice representing their post-Consolidation Common Shares. Until surrendered for exchange, following the effective date of the Consolidation, each share certificate or direct registration statement formerly representing pre-Consolidation Common Shares will be deemed to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

Beneficial Shareholders - No Action Required

Beneficial shareholders who hold uncertificated Common Shares (that is, Common Shares held in book- entry form and not represented by a physical share certificate or direct registration statement), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-Consolidation Common Shares for post-Consolidation Common Shares. If you hold your shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

Holders of Warrants and Special Warrants - No Action Required

In accordance with their respective governing indentures or warrant certificates, as applicable, following the effective date of the Consolidation, each warrant certificate or special warrant certificate, as applicable, formerly representing pre-Consolidation Warrants or Special Warrants will be deemed to represent the number of whole post-Consolidation Warrants or Special Warrants to which the holder is entitled as a result of the Consolidation.

Holders who hold uncertificated Warrants or Special Warrants (that is, Warrants or Special Warrants held in book-entry form and not represented by a warrant or special warrant certificate or direct registration statement), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s warrant agent or special warrant agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-Consolidation Warrants or Special Warrants for post-Consolidation Warrants or Special Warrants. If you hold your Warrants or Special Warrants with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

INVESTOR INQUIRIES:

investors@carbonstreaming.com

Odyssey Trust Company Tel: 587.885.0960

1-888-290-1175

https://odysseycontact.com/

www.odysseytrust.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the timing of the Consolidation, statements with respect to the potential additional listing of the company on a U.S. exchange and the expected benefits of such listing) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.